Dec-13-01 05:33pm From-NEW YORK STOCK EXCHANGE +2126565893 T-705 P.004/005 F-090

Manager
Securities Operations

New York, NY 10005

tel: 212.656.5026
fax: 212.656.5893
pmadho@nyse.com

Cert NYS

NYSE

01057865

1-16843

RECD S.E.C.
DEC 13 2001

PROCESSED
JAN 29 2002
THOMSON FINANCIAL

December 13, 2001

Ms. Krista M. Hughes
Branch Chief
Securities and Exchange Commission
Branch of Filer Support 2
Room 1004 -- STOP/1-4
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Dear Ms. Hughes:

The New York Stock Exchange certifies approval for listing and registration under the Securities Exchange Act of 1934, NorthWestern Capital Financing II, % Trust Preferred Securities (and the Guarantee by NorthWestern Corporation with respect thereto) and requests immediate acceleration of registration. Adequate distribution assured. Form 8-A received on December 13, 2001. Tentative listing date – Not yet determined.

Sincerely,

[signature]